November 14, 2012                                                                                                                                                                                                                                                                                         QUORUM CORP.

KSC House

Mama Ngina Street 11th Floor

P.O. Box 30251-00100

Nairobi, Kenya

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:        Maryse Mills-Apenteng
Special Counsel

Dear Sirs:

Re: Quorum Corp. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed September 18, 2012 File No. 333-183870

We refer to your letter of October 16, 2012 addressed to the Company with your comments on the Company's Amendment No. 1 to Registration Statement on Form S-1, filed September 18, 2012.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.                  Comment:  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  We have not had any written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retained copies of the communications. Additionally, we confirm that there are no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

2.         Comment:  The description of your business throughout your prospectus requires significant revision.  It appears from your disclosures that you have no sales or revenues, your website is currently non-operational, you are therefore currently unable to offer services, and you have no customers or registered members.  However, you describe your business as if you have current members, services and revenues.  For instance, you state in your risk factor disclosures on page 9 that you intend to "increase" your registered members, "avoid interruptions" in service, "continue to earn… our members' trust," and the like.  Please revise your risk factors, as well as your disclosure throughout the prospectus, so that it is clear from your statements that you have no operating history in implementing your business model and to ensure that your disclosure accurately describes your development stage business.

            Response:  We have revised our disclosure throughout the prospectus to clearly specify that our business is not currently operational.

Cover Page

3.         Comment: Please include a clear statement that this offering constitutes the initial public offering of your common stock.

            Response:   We have included the requested statement on the cover page of our prospectus.

4.         Comment: The cover page should be limited to the matters specific in Item 501 of Regulation S-K.  Please tell us how the last sentence that begins "Therefore, there are no companies…" in the fourth paragraph of the cover page is responsive to Item 501 or consider removing the statement from the cover page.

            Response:   We have removed the specified statement from the cover page of our prospectus.

5.         Comment: Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company.  In addition include risk factor disclosure describing for potential investors your limited reporting obligations as an emerging growth company and the related risks posed to investors.  In this regard, we note your disclosure on page 5 and 6 of your prospectus summary.  You should also consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

            Response:  We have added disclosure on our cover page to identify our company as an emerging growth company.  We have also replaced our original risk factor regarding our status as an emerging growth company and replaced it with the below:

“We are an “emerging growth company” under the JOBS Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We will remain an “emerging growth company” for up to five years, although we will lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30.

Prospectus Summary

Our Business, page 5

6.         Comment:  Revise your prospectus summary and your document throughout to provide a detailed description of the operations of your wholly-owned subsidiary, Cheswick Holding Limited.  You should also inform potential investors in your prospectus summary that your entire operations will be conducted through this subsidiary.

            Response:   We have included more detail about Cheswick and its role in our operations in the summary portion of the amended S-1.

7.         Comment:   You state on page 5 that you are not a "shell company."  It appears that your business meets the definition of a shell company.  Please provide us with your analysis as to how you determined that you are not a shell company or remove the statement that you are not a shell company.

            Response:   We have eliminated this reference here and elsewhere in the prospectus.

Risk Factors

If we are unable to attract, train and retain highly qualified personnel…page 9

8.         Comment: This risk factor should be tailored to the facts and circumstances of your business.  Since you currently have no employees or customers, please revise the risk factor, and your document throughout, so that our disclosure accurately reflects the present status of your business

            Response:   We have revised this risk factor as requested.

"We may not timely and effectively scale…" Page 10

9.         Comment:   Please revise this risk factor consistent with our comment immediately above.  In addition, tell us whether you have a back-up data center and how you could have experienced website disruptions "due to an overwhelming number of users" given your development status and the fact that you do not have an operations website.  Alternatively, please revise this revise this risk factor, or remove it, as appropriate.

            Response:  We have revised this risk factor as requested.

Our growth depends in part on the success…,page 14

10.       Comment:  Although you state that you depend on relationship with third parties with whom you have agreements, we note that you have not filed any material contracts.  Please tell us whether any of the agreements to which you refer in this risk factor are material agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K.  Please note that material terms of your material agreements should be briefly described in the business section or elsewhere in your prospectus, as appropriate.

            Response:   We do not have any definitive agreements.  All arrangements and negotiations to this point have been verbal.  We have revised the risk factor accordingly.

Risks Related to the Ownership of Our Stock, page 16

Because we have elected to use the extended transition period…page16

11.       Comment:  Please revise your discussion regarding the extended transition period for complying with new or revised accounting standards to refer to Section 107(b)(l) of the Jumpstart our Business Act.

            Response:   As per comment #5, we have replaced our risk factor on the JOBS act entirely.

Description of Business

Overview, page 26

12.       Comment:  Provide disclosure regarding the formation, including the date of incorporation, the development and current operations, of your wholly-owned subsidiary through which all of your operations are conducted.

            Response:   We have added disclosure regarding our subsidiary in this section.

Government Regulation, page 27

13.       Comment:  Expand your disclosure to discuss in material detail the laws and regulations of Kenya governing foreign-owned companies.  Among other matters, your disclosure should address any restrictions by the Kenyan government on foreign ownership, any compliance requirements of the Kenyan subsidiary and any restrictions on the transfer of funds from the Kenyan operating company to the Nevada corporation for the payment of dividends to your shareholders or otherwise.  It may be useful to address Kenyan and U.S. governmental regulations under separate subheadings.

            Response:   We have included expanded government regulation disclosure in the S-1/A filed concurrently with this response.

14.       Comment:  We note discussion in the risk factors regarding compliance with United Nations Guidelines regarding the use of personal information (page 11) and potential changes in U.S. tax legislation (page 15), though these matters are not addressed in this section.  Please revise your disclosure here to include a materially complete discussion of the relevant government regulations to which your business is subject.

Response:  We have included disclosure on the international rules affecting our business and have eliminated the risk factor regarding the taxation legislation as we have not been able to find sufficient supporting documentation.

Management's Discussion and Analysis of Financial Position and Results of Operations

Liquidity and Capital Resources, page 40

15.       Comment:  Please revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources.  Provide appropriate risk factor disclose.

Response:  We have provided the amount of current cash on hand and have revised a risk factor which already dealt with our need for additional capital to include this information.  The revised risk factor now reads:

“We require additional funding in the approximate amount of $180,000 to continue our planned operations over the next 12 months.  If we do not secure additional funding, we may not be able to develop our business and distribute our products, which will affect our ability to generate revenues and achieve profitability.

Based on our current cash position (approximately $30,000 as at the date of this prospectus) we anticipate that we will require approximately $180,000 over the next 12 months in order to develop our business.   We believe that the $30,000 on hand will allow us to conduct our planned operations until February of 2013.  However, we will require the full $180,000 in order to carry out our business plan to its completion. Our failure to raise such additional capital or generate the cash flows necessary to finance our business could force us to limit or cease our operations.   Accordingly, we will need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per-share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios.  If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things, distribute and market our products, which would negatively impact our business and our ability to generate revenues and achieve profitability.”

Plan of Operations, page 40

16.       Comment: Revise your plan of operations discussion to provide a more detailed description of the actions and timing of your planned operations over the next 12 months toward the development, completion and execution of your business plan.  Explain how long it will take to complete development and marketing of your product, when you expect to begin generating revenues from such product.

Response:  We have updated our plan of operations to provide the requested detail.

Recent Sales of Unregistered Securities, page 50

17.       Comment:  You state that unregistered sales were issued in reliance upon an exemption from registration pursuant to Section 4(2), Regulation S or Regulation D.  Revise to specify for the 2011 and 2012 transactions which exemptions were relied upon.  Where you rely on Section 4(2) and/or Regulation D, describe the facts and circumstances which made those exemptions available.  To the extent you relied on Regulation D for any unregistered sales, we note that you have not filed a Form D with the Commission.  Please advise.

Response: We have revised this disclosure to eliminate references to Section 4(2) and Regulation D.  All of our securities were distributed to non-US investors and we only relied on Regulation S.

Yours truly,

                                                                        /s/ YASMEEN SAVJI
Yasmeen Savji, President